UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

The Federative Republic of Brazil	1-14732
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS employer identification no.)

Av. Brigadeiro Faria Lima, 3400, 19th Floor São Paulo, SP, Brazil	04538-132
(Address of principal executive offices)	(Zip code)

Marcelo Cunha Ribeiro, Chief Financial Officer and Investor Relations Officer

Phone: +55 11 3049-7454

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

✓  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This report for the year ended December 31, 2019 is presented to comply with Rule 13p-1 under the U.S. Securities Exchange Act of 1934, or the Rule. The Rule was adopted by the U.S. Securities and Exchange Commission, or the SEC, to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold and wolframite, and their derivatives, which are limited to tin, tantalum and tungsten for the purposes of this assessment. These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not they fund armed conflict.

We, Companhia Siderúrgica Nacional, evaluated our current product lines and determined that certain products we manufacture or contract to manufacture contain tin, a derivative of cassiterite. We also determined that none of the products we manufacture or contract to manufacture contains other conflict minerals.

We conducted in good faith a reasonable country of origin inquiry, or RCOI, regarding conflict minerals and have determined that, during the period covered by this specialized disclosure report, no conflict minerals originated in the Democratic Republic of the Congo or adjoining countries nor came from recycled or scrap sources.

Our RCOI process included (i) the development and establishment of governance structures across multiple departments, including procurement, quality assurance, supply chain and legal, (ii) requiring all suppliers to provide a certificate of origin for all conflict minerals we purchase, (iii) record-keeping and (iv) escalation and follow-up procedures to identify and escalate any identified issues associated with non-responsive or problematic responses to our RCOI.

In addition, our RCOI process is aided by (i) the fact that cassiterite is abundant in Brazil specifically and South America in general, (ii) our knowledge of the industry as we own and operate a cassiterite mine and tin smelter in northern Brazil, through a wholly-owned subsidiary, and (iii) the fact that we are a direct consumer of tin.

Based on our RCOI process described above, we have determined that, during the period covered by this specialized disclosure report, we purchased tin from four suppliers, all of which are Brazilian integrated mining companies and smelters, who extract their own cassiterite in Brazil (one of these suppliers is our wholly-owned subsidiary ERSA, located in northern Brazil). These outside suppliers have provided us certificates of origin confirming that the tin we purchased was derived from cassiterite extracted in Brazil. We have also determined through our due diligence and knowledge of the market that the price and logistics for delivery of the tin we purchase is consistent with what we would expect for cassiterite extracted in Brazil.

This report is also available on our website at: www.csn.com.br/ir.

Item 1.02 Exhibit

Not applicable.

Section 2 – Exhibits

Item 2.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

COMPANHIA SIDERÚRGICA NACIONAL

By: /s/ Marcelo Cunha Ribeiro	May 5, 2020
Name: Marcelo Cunha Ribeiro
Title: Chief Financial Officer and Investor Relations Officer